

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 11, 2009

Mr. Jose Manuel Silva
Chief Financial Officer
Rochester Resources Ltd.
1305-1090 West Georgia Street
Vancouver, British Columbia V6E 3V7

      Re: **Rochester Resources Ltd.**
               Form 20-F for Fiscal Year Ended May 31, 2007
               Filed November 30, 2007
               File No. 0-30390

Dear Mr. Silva:

      We issued comments to your Company on the above captioned filings on May 8, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 25, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by February 25, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer O'Brien at 202-551-3721 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director